pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Further Assessment Options referred to Ministers

Vancouver BC,  November 9, 2021:  Pacific Booker Minerals Inc is pleased to announce that the Company has been advised that the EAO has sent the materials regarding the further assessment order to the Ministers for decision.  This decision is in regards to the options offered by the EAO in their letter to PBM dated February 11, 2021.

The options include either:  (1) Amending the Further Assessment Order to add defined timelines to complete key milestones in the further assessment process; (2) Rescinding the Further Assessment Order entirely and proceeding to a decision by Ministers on Morrison with the information available.

A third option was added by the EAO during the process, which is to continue with the status quo.

The Company has been advised that there is no legislated timeline for this decision.  Once the Ministers have reached a decision, the EAO will post the related materials to the Morrison project page and advise PBM of the decision.

The correspondence in this matter can be found at:  https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/documents

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.